UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT EVENT

BBVA, pursuant to the Corporate Enterprises Act, sends the full text of the Notice of Meeting of the Company’s Annual General Meeting of Shareholders, to be held on Bilbao, at Palacio Euskalduna, foreseeably at second summons on the next 11th of March, which has been published today on the daily press and on the Company website: www.bbva.com.

In addition the full texts of the proposed resolutions are hereby enclosed.

The directors’ reports on the agenda items requiring them and the rest of documents related to the Company’s Annual General Meeting are available on the Company website, www.bbva.com.

Madrid, 5th February 2016

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BILBAO, MARCH 11, 2016

ANNOUNCEMENT

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter the “Company”, “BBVA” or the “Bank”), at its meeting held on February 2, 2016, agreed to call the Company’s Annual General Meeting of Shareholders, which will be held in Bilbao at Palacio Euskalduna, calle Abandoibarra nº 4, on March 10, 2016, at 12:00 hours on first summons, and in the same place and at the same time on March 11, 2016 on second summons, in accordance with the following:

AGENDA

ONE. Financial statements, profit allocation and corporate management:

1.1	Examination and approval of the annual financial statements and management reports of BBVA and its consolidated group corresponding to the year ending on December 31, 2015.

1.2	Approval of the allocation of the 2015 profit.

1.3	Approval of corporate management during 2015.

TWO. Adoption of the following resolutions regarding the re-election, ratification and appointment of members to the Board of Directors:

2.1	Re-election of Mr. Francisco González Rodríguez.

2.2	Ratification and appointment of Mr. Carlos Torres Vila.

2.3	Appointment of Mr. James Andrew Stott.

2.4	Appointment of Mr. Sunir Kumar Kapoor.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at the number resulting from the resolutions adopted under this item on the agenda, which will be reported to the Annual General Meeting for all due purposes.

THREE. Approval of four capital increases to be charged against voluntary reserves for the purpose of implementing the shareholder remuneration system called “Dividend Option”:

3.1

Increase in share capital, according to the terms of the resolution, by issuing new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, against voluntary reserves. Commitment to purchase shareholder’s free allocation rights at a guaranteed fixed price. Express possibility of undersubscription. To confer authority on the Board of Directors to determine the execution date of the increase and its conditions when not established by this Annual General Meeting, to take the measures necessary for its execution and to adapt the wording of the Company Bylaws to the new figure for the resulting share capital. Application before the competent

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

national and international bodies for admitting the new shares to trading on the Spanish and international securities exchanges on which BBVA shares are traded, in the required manner for each one.

3.2	Increase in share capital, according to the terms of the resolution, by issuing new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, against voluntary reserves. Commitment to purchase shareholder’s free allocation rights at a guaranteed fixed price. Express possibility of undersubscription. To confer authority on the Board of Directors to determine the execution date of the increase and its conditions when not established by this Annual General Meeting, to take the measures necessary for its execution and to adapt the wording of the Company Bylaws to the new figure for the resulting share capital. Application before the competent national and international bodies for admitting the new shares to trading on the Spanish and international securities exchanges on which BBVA shares are traded, in the required manner for each one.

3.3	Increase in share capital, according to the terms of the resolution, by issuing new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, against voluntary reserves. Commitment to purchase shareholder’s free allocation rights at a guaranteed fixed price. Express possibility of undersubscription. To confer authority on the Board of Directors to determine the execution date of the increase and its conditions when not established by this Annual General Meeting, to take the measures necessary for its execution and to adapt the wording of the Company Bylaws to the new figure for the resulting share capital. Application before the competent national and international bodies for admitting the new shares to trading on the Spanish and international securities exchanges on which BBVA shares are traded, in the required manner for each one.

3.4	Increase in share capital, according to the terms of the resolution, by issuing new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, against voluntary reserves. Commitment to purchase shareholder’s free allocation rights at a guaranteed fixed price. Express possibility of undersubscription. To confer authority on the Board of Directors to determine the execution date of the increase and its conditions when not established by this Annual General Meeting, to take the measures necessary for its execution and to adapt the wording of the Company Bylaws to the new figure for the resulting share capital. Application before the competent national and international bodies for admitting the new shares to trading on the Spanish and international securities exchanges on which BBVA shares are traded, in the required manner for each one.

FOUR. Extension of the remuneration System with deferred distribution of BBVA shares for non-executive directors of BBVA that was approved by the Annual General Meeting held on March 18, 2006 and extended through an agreement by the Annual General Meeting held on March 11, 2011.

FIVE. Re-election of the auditors of BBVA and its consolidated group for 2016.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIX. Conferral of authority on the Board of Directors, which may in turn delegate such authority, to formalize, correct, interpret and implement the resolutions adopted by the General Meeting.

SEVEN. Consultative vote on the Annual Report on BBVA Directors’ Remuneration.

SUPPLEMENT TO THE NOTICE OF MEETING AND PRESENTATION OF PROPOSED RESOLUTIONS

Pursuant to the Corporate Enterprises Act, shareholders representing at least three per cent of the share capital, may: (i) request the publication of a supplement to the Notice of Meeting for the General Meeting, including one or more items on the agenda, provided that the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution; and (ii) submit substantiated proposals for resolutions on matters already included or that should be included on the agenda.

The right to do this may be enforced by duly certified notice to the Company thereof, which must be received at the registered office at Plaza de San Nicolás nº 4, 48005, Bilbao, within five days following publication of this Notice of Meeting.

ATTENDANCE

Under the Company Bylaws, holders of 500 or more shares are entitled to attend the General Meeting when these shares are on record in the corresponding accounting ledger at least five days before on which the General Meeting is to be held.

As the General Meeting will foreseeably be held on second summons, for the purposes of section 517 of the Corporate Enterprises Act, it is hereby stated that the deadline by which shareholders must have registered their shares in their name will be no later than March 6, 2016.

The Company will issue a nominative card to each shareholder entitled to attend, giving them access to the venue where the General Meeting is to be held. This will indicate the number of shares they hold. Requests may be sent to the Shareholder Helpdesk, submitted over the Company website (www.bbva.com), or presented at any BBVA branch office.

Holders of fewer shares may group together until they have at least the required number, though they must apply for a group card from any BBVA branch office.

For the purpose of ascertaining the identity of the shareholders or of their representatives at the entrance to the building where the General Meeting is to be held, attendees may be asked to present their attendance card and documents proving their condition of representatives and their National Identity Document or any other official document generally accepted for identification purposes.

REMOTE VOTE AND PROXY

WRITTEN VOTE AND PROXY

Shareholders not personally attending the General Meeting may vote remotely, using the voting method included in the attendance card, which can be requested and delivered at any BBVA offices.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Shareholders wishing to vote by post may apply to the Company, as from the date of publication of this announcement, through the Shareholder Helpdesk or at any BBVA branch, requesting the issue of a document for postal voting in their name. Once completed according to its instructions and within the deadlines it establishes, it must be sent by registered post with acknowledgment of receipt to the Shareholder Helpdesk (Oficina de Atención al Accionista) at Gran Vía 1, 48001 Bilbao, to be processed and counted.

In order to process postal votes, these must be received at least 24 hours prior to the date on which the Annual General Meeting is to be held on first summons. Any votes arriving later than this will not be counted.

Any shareholder entitled to attend may be represented by another person, who need not necessarily be a shareholder. Proxy must be conferred using the proxy form included in the attendance card and may be sent to the Company via any of the means mentioned in this section.

ELECTRONIC VOTE AND PROXY

Shareholders may also vote and confer proxy by electronic media through the Bank’s website (www.bbva.com) following the rules and instructions given in the section “2016 Annual General Meeting”.

In order to guarantee their identity, shareholders wishing to vote or confer proxy electronically must obtain a password on the Company website (www.bbva.com) and follow the instructions in the section “2016 Annual General Meeting/Electronic Vote and Proxy”. In order to obtain the password, shareholders will need to prove their identity in the following ways:

a)	Electronic DNI (Spanish ID Card);

b)	“BBVA.es” (for shareholders who are users of banking facility); or

c)	Request accreditation (for shareholders who are not “BBVA.es” banking users and shareholders that are legal entities), following the instructions on the website.

Once shareholders have their password, they may vote and confer proxy prior to the Annual General Meeting in the “2016 Annual General Meeting/Electronic Vote and Proxy” section on the Company website (www.bbva.com) from February 17th, 2016 and until 12:00 hours of the day before the General Meeting is held on first summons, i.e. until 12:00 hours midday on March 9th, 2016. To do so, they must complete the forms and follow the instructions contained therein.

SUSPENSION OF ELECTRONIC SYSTEMS

The Company reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic vote and proxy when this becomes necessary or advisable for technical or security reasons.

The Company will not be liable for damages that may be caused by overload, breakdowns, collapsed lines, connection faults or similar events not attributable to it that may temporarily prevent use of the electronic voting or proxy systems.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

REVOCATION OF VOTE OR PROXY

Shareholders’ personal attendance at the Annual General Meeting will revoke any proxy or vote sent in before the Meeting.

Proxy may always be revoked through the same media used to confer it.

RIGHT TO INFORMATION

Until the fifth day before the day for which the General Meeting is scheduled, shareholders may request the Directors for information or clarifications that they deem necessary, or submit written queries regarding the matters on the agenda, information accessible to the public as provided by the Company to the CNMV (Spain´s National Securities Market Commission) since the last session of the General Meeting and regarding the auditor’s report.

Shareholders wishing to exercise their right to information may do so in writing, sending their communications to the Shareholder Helpdesk at Gran Vía 1, 48001 Bilbao; or by email, in the section “Right to Information” section on the “2016 Annual General Meeting” page of the Company website (www.bbva.com), following the instructions therein.

Once this announcement is published, any shareholder may examine, at the company’s registered offices at Plaza de San Nicolás nº 4, Bilbao, or on the Company website (www.bbva.com), in the section “2016 Annual General Meeting”, the full text of the resolutions proposed for approval in the General Meeting and the directors’ reports on the agenda items requiring them; the financial statements and management reports, both individual and consolidated, which will be submitted to the Annual General Meeting’s approval, along with the respective reports by the auditors; the annual corporate governance report corresponding to 2015; the curriculum, category (status) and mandatory proposals and reports on the appointment, ratification and re-election of board members proposed in second item; and the Annual Report on Directors Remuneration of BBVA. Additionally, shareholders will have at their disposal the full text of the Board of Directors Regulations, whose amendments shall be reported at the General Meeting; the reports from directors and auditors other than the Company’s auditor, appointed by the Companies Registry, issued since the last Annual General Meeting and required under the Corporate Enterprises Act regarding the use of delegations to increase capital stock and issue convertible bonds, of which the General Meeting will also be apprised; in addition to all legal documentation regarding the General Meeting. Shareholders may request all the abovementioned documents be delivered or sent to them immediately and free of charge.

Likewise, once this announcement has been published and until the General Meeting is held, all documents and information regarding the General Meeting will be available on the Company website (www.bbva.com), in the section “2016 Annual General Meeting”.

ONLINE SHAREHOLDER FORUM

Pursuant to section 539.2 of the Corporate Enterprises Act, BBVA has established an Online Shareholder Forum for the General Meeting on the Company website (www.bbva.com) for the legally established purpose, to which individual shareholders and associations of shareholders authorized to do so may access with due guarantees.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Shareholders may use the Forum to publish proposals they wish to submit as supplements to the agenda announced in the Notice of meeting, requests to second these proposals, and initiatives to achieve the threshold percentage of votes required to exercise the minority right established by law. They may also post offers of or calls for voluntary proxy as per the specific instructions for this announcement posted on the Company website (www.bbva.com).

The Forum is not a communications channel between the Company and its shareholders and is only established to facilitate communication among BBVA shareholders prior to the General Meeting.

To access and use the Forum, shareholders must have a password, which they can obtain via the Company website (“www.bbva.com), following instructions given in the section “2016 Annual General Meeting/Online Shareholder Forum”.

GENERAL INFORMATION

Shareholders may consult the General Meeting Regulations on the Company website (www.bbva.com) regarding aspects related to the Annual General Meeting that are not contained in this announcement.

For further information, shareholders may contact the Shareholder Helpdesk at Gran Vía 1, 48001 Bilbao, between 9:00 and 18:00 hours from Monday to Friday; or via the Shareholder Helpline at +34 902 200 902, between 8:00 and 22:00 hours from Monday to Friday; or by sending an email to accionistas@bbva.com.

NOTARY PUBLIC AT THE GENERAL MEETING

The Board of Directors has resolved to require the presence of a notary public to record the minutes of the General Meeting, pursuant to article 203 of the Corporate Enterprises Act and article 101 of the Companies Registry Regulations.

PERSONAL DATA PROCESSING

Personal data regarding the shareholders’ exercise of the rights to attend, receive information, vote, participate in the Online Shareholder Forum and any other data necessary to comply with other legal obligations stemming from the announcement and holding of the General Meeting will be added to the shareholders file for which the Company is responsible. This data will be processed by the Company to manage the development, compliance with, and control of the shareholder relationship with respect to the announcement, holding and communication of the General Meeting. This data will be communicated to the Notary in relation to the certification and putting on record of the Meeting and may be provided to third parties in the exercise of the right to information provided for by law, or be made accessible to the general public insofar as it appears in the documentation that is available on the website (www.bbva.com) or is made public at the Annual General Meeting, the holding of which may be recorded by audiovisual means and disclosed publicly on said website. By attending the Annual General Meeting, the shareholders in attendance give their consent to such recording and disclosure.

Individuals whose personal data appears on these files have the right to access, rectify, cancel or challenge their data, as established under prevailing legislation, by writing to the Shareholder Helpdesk (Oficina de Atención al Accionista) at Gran Vía 1, 48001 Bilbao or sending an email to “accionistas@bbva.com”.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Should the shareholder include personal data regarding other natural persons in the attendance card, the shareholder must inform them of the particulars contained in the above paragraphs and fulfill any other requirements that may apply to ensure proper assignment of the personal data to the Company, without the Company having to complete any additional formality in terms of information or consent.

NOTE

THE GENERAL MEETING WILL FORESEEABLY BE HELD ON SECOND SUMMONS ON MARCH 11th, 2016 AT THE INDICATED TIME AND PLACE, UNLESS SHAREHOLDERS ARE OTHERWISE NOTIFIED THROUGH THE DAILY PRESS OR THE COMPANY WEBSITE (www.bbva.com).

Bilbao, February 5, 2016, the Company Secretary & Secretary of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2016.

1.1.	Approve, in accordance with the terms of the legal documentation, the annual financial statements and management report of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the year ending December 31, 2015, as well as the consolidated Annual Financial Statements and Management Report of the Banco Bilbao Vizcaya Argentaria Group corresponding to the same financial year.

Confer authority on the Executive Chairman, Mr. Francisco González Rodríguez, and the Company & Board Secretary, Mr. Domingo Armengol Calvo, severally and with powers of substitution, to deposit the individual and consolidated annual financial statements, management reports and auditors’ reports corresponding to the Bank and its Group respectively, and to issue the corresponding certificates pursuant to articles 279 of the Corporate Enterprises Act and 366 of the Companies Registry Regulations.

1.2.	Approve the proposed allocation of Banco Bilbao Vizcaya Argentaria, S.A. profits corresponding to the financial year 2015, for the sum of €2,863,610,105.77 (two billion, eight hundred and sixty-three million, six hundred and ten thousand, one hundred and five euros and seventy-seven cents) as follows:

•	The sum of €19,143,430.05 (nineteen million, one hundred and forty-three thousand, four hundred and thirty euros, and five cents) is allocated to provision the legal reserve.

•	The sum of €1,013,753,450.40 (one billion, thirteen million, seven hundred and fifty-three thousand, four hundred and fifty euros, and forty cents) is allocated to the payment of dividends, which have been fully paid out prior to this General Meeting as interim dividends on account of the year´s dividend, pursuant to the resolutions adopted by the Bank’s Board of Directors at its meetings held on July 1st and December 22nd, 2015. In this respect, it is resolved to ratify, insofar as necessary, the aforementioned Board of Director´s resolutions approving the pay-out of interim dividends for 2015.

•	The sum of €130,587,153.42 (one hundred and thirty million, five hundred and eighty-seven thousand, one hundred and fifty-three euros, and forty-two cents) is allocated to the cash payment stemming from the Bank’s acquisition of the free allocation rights of the shareholders who so requested it in the free-of-charge capital increases resolved in execution of the resolutions adopted by the General Meeting held on March 13th, 2015, under agenda items 4.1 and 4.2, for the implementation of the shareholder remuneration system called “Dividend Option”.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	The sum of €211,927,256.71 (two hundred and eleven million, nine hundred and twenty-seven thousand, two hundred and fifty-six euros, and seventy-one cents) is allocated to the payment made in 2015 corresponding to the distributions on the Additional Tier 1 Capital instruments issued in May 2013, February 2014 and February 2015.

•	The remaining profit, i.e. the amount of €1,488,198,815.19 (one billion four hundred and eighty-eight million, one hundred and ninety-eight thousand, eight hundred and fifteen euros, and nineteen cents) is allocated to provision the Company’s voluntary reserves.

1.3.	Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors in 2015.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2016.

Under this agenda item, after receiving a favorable report from the Appointments Committee, the re-election, for the statutory term, of Mr. Francisco González Rodríguez as member of the Board of Directors, in his capacity as executive director, is submitted to the General Meeting.

With the favorable report from the Appointments Committee, the ratification of the resolution adopted by the Board of Directors at its meeting held on May 4, 2015, by which Mr. Carlos Torres Vila was co-opted as member of the Bank’s Board of Directors with the status of executive director, and his appointment, for the statutory term, as a member of the Board of Directors, with the status of executive director, is submitted to the Annual General Meeting.

Finally, following the proposal made to the Board of Directors by the Appointments Committee, the appointment, for the statutory term, of Mr. James Andrew Stott and Mr. Sunir Kumar Kapoor as new members of the Board of Directors as independent directors to cover the vacancies that will be left by Mr. Ramón Bustamante y de la Mora and Mr. Ignacio Ferrero Jordi at this Annual General Meeting, is submitted to the Annual General Meeting.

All proposed re-elections and appointments are provided with an explanatory report by the Board of Directors, as required by section 529 decies, of the Corporate Enterprises Act and, in the case of the proposed re-election of Mr. González Rodríguez and the proposal for the ratification and appointment of Mr. Torres Vila, are accompanied by the favourable report of the Appointments Committee. These reports have been made available to the shareholders since the notice of the Annual General Meeting was published.

Consequently, it is proposed that the General Meeting:

2.1.	Re-elect to seat as executive director on the Board of Directors for the three-year term Mr. Francisco González Rodríguez, of legal age, married, a Spanish national and domiciled for these purposes at Calle Azul nº 4, Madrid.

2.2.	Ratify the resolution adopted by the Board of Directors at its meeting held on May 4, 2015, by which Mr. Carlos Torres Vila, of legal age, married, a Spanish national and domiciled for these purpose at Calle Azul nº 4, Madrid, was co-opted as a member of the Board of Directors as an executive director, and appoint him, for the statutory three-year term, as an executive director of the Board of Directors.

2.3.	Appoint to seat as independent director on the Board of Directors for the three-year term Mr. James Andrew Stott, of legal age, married, a British national, domiciled for these purposes at Calle Azul nº 4, Madrid and with current foreigner ID number X0269318B.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

2.4.	Appoint to seat as independent director on the Board of Directors for the three-year term Mr. Sunir Kumar Kapoor, of legal age, married, a U.S. national, domiciled for these purposes at Calle Azul nº 4, Madrid and with current U.S. passport number 469334505.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at whatever the number may be in compliance with the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due purposes.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2016.

3.1 Increase the share capital by issuance of new ordinary shares, each with a nominal value of €0.49, without issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed fixed price. Request for listing. Conferral of powers upon the Board of Directors.

1.	Increase of share capital to be charged to reserves.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged to voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new ordinary shares of the Company of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription of the capital increase is expressly provided for as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital increase will be for the amount actually subscribed.

The number of new ordinary shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares, in which the share capital is divided on the date of the resolution to implement the capital increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will be rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €900,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act, the balance sheet to be used as the basis of the transaction is that of 31st December 2015, duly approved by the Bank’s auditor and by this General Shareholders’ Meeting under agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2015 stood at €6,970,821,339.21.

4.	Right of free allocation.- Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares is a whole number, BBVA or a Group subsidiary will waive the corresponding number of its free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to whoever is accredited in accordance with the applicable rules, at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights will be transferrable under the same conditions as the shares from which they derive and may be traded on the market during the period determined in accordance with article 503 of the Corporate Enterprises Act.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership. After three years, any new shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act, acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to whoever has been originally assigned such rights of free allocation and only in connection with the rights which have been initially allocated to them at such time; accordingly, this option will not be available in respect of any rights of free allocation acquired through a market purchase.

The price at which BBVA will undertake to acquire each right of free allocation will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

BBVA’s commitment to acquire rights of free allocation at the price resulting from the aforementioned formula will remain in force and can be exercised by whoever is entitled to do so during a period to be determined, within the trading period for such rights.

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal applicable limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR), which performs such function along with its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s ordinary shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at the time of issue (currently London and Mexico, and via ADS’s (American Depository Shares) on the securities markets of New York and also on the Lima Stock Exchange, due to the interchange agreement between both markets). These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other applicable regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Group Executive Chairman; on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to set the date on which the resolution to increase capital will be carried out, which will be determined by observing the provisions of this resolution, within one (1) year from the date of this resolution, and to determine the new wording applicable to the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Shareholders’ Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act, and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Group Executive Chairman; on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to establish the conditions of the capital increase insofar as these are not covered in the foregoing articles and, in particular, on the following list which does not constitute a limitation or restriction of any kind:

(i)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €900,000,000) and the number of rights of free allocation necessary to receive one new share, all in accordance with the provisions established in previous articles.

(ii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iii)	To establish the period for trading the rights of free allocation in accordance with article 503 of the Corporate Enterprises Act.

(iv)	To determine the period in which BBVA’s commitment to acquire rights of free allocation will remain in force and would be exercised by the shareholders in the terms indicated above, which shall take place within the period determined for trading the rights of free allocation.

(v)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring, when applicable, that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares and the rights of free allocation with the CNMV (securities exchange authority) or with any other competent Spanish or international authority or organisation, assuming responsibility for the content and to draw up, sign and present any additional information, supplements or complementary documentation as needed or required, being also authorised to request their verification and registration.

(viii)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the Bank of Spain, with the European Central Bank, with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, and with any other organisation, entity or register, whether public or private, Spanish or international, to obtain (if necessary or advisable) the authorisation, verification and execution of the issue, as well as the listing of the new shares.

(ix)	To draw up and publish any announcements that may be necessary or advisable.

(x)	To draw up, sign, execute and, if necessary, certify any type of document related to the capital increase, including without limit any public and private documents required.

(xi)	To draw up, sign and present the documentation needed or required, as well as to complete the acts or formalities needed or convenient so that the new shares associated with the capital increase can be entered in the registers of IBERCLEAR and its participating entities and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xii)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or foreign, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

3.2 Increase the share capital by issuance of new ordinary shares, each with a nominal value of €0.49, without issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed fixed price. Request for listing. Conferral of powers upon the Board of Directors.

1.	Increase of share capital to be charged to reserves.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged to voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new ordinary shares of the Company of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription of the capital increase is expressly provided for as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital increase will be for the amount actually subscribed.

The number of new ordinary shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares, in which the share capital is divided on the date of the resolution to implement the capital increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will be rounded up to the nearest one-

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act, the balance sheet to be used as the basis of the transaction is that of 31st December 2015, duly approved by the Bank’s auditor and by this General Shareholders’ Meeting under agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2015 stood at €6,970,821,339.21.

4.	Right of free allocation.- Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares is a whole number, BBVA or a Group subsidiary will waive the corresponding number of its free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to whoever is accredited in accordance with the applicable rules, at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights will be transferrable under the same conditions as the shares from which they derive and may be traded on the market during the period determined in accordance with article 503 of the Corporate Enterprises Act.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership. After three years, any new shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act, acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to whoever has been originally assigned such rights of free allocation and only in connection with the rights which have been initially allocated to them at such time; accordingly, this option will not be available in respect of any rights of free allocation acquired through a market purchase.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The price at which BBVA will undertake to acquire each right of free allocation will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

BBVA’s commitment to acquire rights of free allocation at the price resulting from the aforementioned formula will remain in force and can be exercised by whoever is entitled to do so during a period to be determined, within the trading period for such rights.

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal applicable limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR), which performs such function along with its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s ordinary shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at the time of issue (currently London and Mexico, and via ADS’s (American Depository Shares) on the securities markets of New York and also on the Lima Stock Exchange, due to the interchange agreement between both markets). These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other applicable regulations.

9.

Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Group Executive Chairman;

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to set the date on which the resolution to increase capital will be carried out, which will be determined by observing the provisions of this resolution, within one (1) year from the date of this resolution, and to determine the new wording applicable to the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Shareholders’ Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act, and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Group Executive Chairman; on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to establish the conditions of the capital increase insofar as these are not covered in the foregoing articles and, in particular, on the following list which does not constitute a limitation or restriction of any kind:

(i)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000) and the number of rights of free allocation necessary to receive one new share, all in accordance with the provisions established in previous articles.

(ii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iii)	To establish the period for trading the rights of free allocation in accordance with article 503 of the Corporate Enterprises Act.

(iv)	To determine the period in which BBVA’s commitment to acquire rights of free allocation will remain in force and would be exercised by the shareholders in the terms indicated above, which shall take place within the period determined for trading the rights of free allocation.

(v)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring,

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

when applicable, that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares and the rights of free allocation with the CNMV (securities exchange authority) or with any other competent Spanish or international authority or organisation, assuming responsibility for the content and to draw up, sign and present any additional information, supplements or complementary documentation as needed or required, being also authorised to request their verification and registration.

(viii)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the Bank of Spain, with the European Central Bank, with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, and with any other organisation, entity or register, whether public or private, Spanish or international, to obtain (if necessary or advisable) the authorisation, verification and execution of the issue, as well as the listing of the new shares.

(ix)	To draw up and publish any announcements that may be necessary or advisable.

(x)	To draw up, sign, execute and, if necessary, certify any type of document related to the capital increase, including without limit any public and private documents required.

(xi)	To draw up, sign and present the documentation needed or required, as well as to complete the acts or formalities needed or convenient so that the new shares associated with the capital increase can be entered in the registers of IBERCLEAR and its participating entities and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xii)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or foreign, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

3.3 Increase the share capital by issuance of new ordinary shares, each with a nominal value of €0.49, without issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed fixed price. Request for listing. Conferral of powers upon the Board of Directors.

1.	Increase of share capital to be charged to reserves.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged to voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new ordinary shares of the Company of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription of the capital increase is expressly provided for as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital increase will be for the amount actually subscribed.

The number of new ordinary shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares, in which the share capital is divided on the date of the resolution to implement the capital increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will be rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act, the balance sheet to be used as the basis of the transaction is that of 31st December 2015, duly approved by the Bank’s auditor and by this General Shareholders’ Meeting under agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2015 stood at €6,970,821,339.21.

4.	Right of free allocation.- Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares is a whole number, BBVA or a Group subsidiary will waive the corresponding number of its free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to whoever is accredited in accordance with the applicable rules, at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights will be transferrable under the same conditions as the shares from which they derive and may be traded on the market during the period determined in accordance with article 503 of the Corporate Enterprises Act.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership. After three years, any new shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act, acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to whoever has been originally assigned such rights of free allocation and only in connection with the rights which have been initially allocated to them at such time; accordingly, this option will not be available in respect of any rights of free allocation acquired through a market purchase.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The price at which BBVA will undertake to acquire each right of free allocation will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

BBVA’s commitment to acquire rights of free allocation at the price resulting from the aforementioned formula will remain in force and can be exercised by whoever is entitled to do so during a period to be determined, within the trading period for such rights.

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal applicable limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR), which performs such function along with its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s ordinary shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at the time of issue (currently London and Mexico, and via ADS’s (American Depository Shares) on the securities markets of New York and also on the Lima Stock Exchange, due to the interchange agreement between both markets). These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other applicable regulations.

9.

Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Group Executive Chairman;

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to set the date on which the resolution to increase capital will be carried out, which will be determined by observing the provisions of this resolution, within one (1) year from the date of this resolution, and to determine the new wording applicable to the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Shareholders’ Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act, and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Group Executive Chairman; on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to establish the conditions of the capital increase insofar as these are not covered in the foregoing articles and, in particular, on the following list which does not constitute a limitation or restriction of any kind:

(i)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000) and the number of rights of free allocation necessary to receive one new share, all in accordance with the provisions established in previous articles.

(ii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iii)	To establish the period for trading the rights of free allocation in accordance with article 503 of the Corporate Enterprises Act.

(iv)	To determine the period in which BBVA’s commitment to acquire rights of free allocation will remain in force and would be exercised by the shareholders in the terms indicated above, which shall take place within the period determined for trading the rights of free allocation.

(v)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring,

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

when applicable, that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares and the rights of free allocation with the CNMV (securities exchange authority) or with any other competent Spanish or international authority or organisation, assuming responsibility for the content and to draw up, sign and present any additional information, supplements or complementary documentation as needed or required, being also authorised to request their verification and registration.

(viii)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority),with the Bank of Spain, with the European Central Bank, with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, and with any other organisation, entity or register, whether public or private, Spanish or international, to obtain (if necessary or advisable) the authorisation, verification and execution of the issue, as well as the listing of the new shares.

(ix)	To draw up and publish any announcements that may be necessary or advisable.

(x)	To draw up, sign, execute and, if necessary, certify any type of document related to the capital increase, including without limit any public and private documents required.

(xi)	To draw up, sign and present the documentation needed or required, as well as to complete the acts or formalities needed or convenient so that the new shares associated with the capital increase can be entered in the registers of IBERCLEAR and its participating entities and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xii)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or foreign, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

3.4 Increase the share capital by issuance of new ordinary shares, each with a nominal value of €0.49, without issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed fixed price. Request for listing. Conferral of powers upon the Board of Directors.

1.	Increase of share capital to be charged to reserves.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged to voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new ordinary shares of the Company of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription of the capital increase is expressly provided for as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital increase will be for the amount actually subscribed.

The number of new ordinary shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares, in which the share capital is divided on the date of the resolution to implement the capital increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will be rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act, the balance sheet to be used as the basis of the transaction is that of 31st December 2015, duly approved by the Bank’s auditor and by this General Shareholders’ Meeting under agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2015 stood at €6,970,821,339.21.

4.	Right of free allocation.- Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares is a whole number, BBVA or a Group subsidiary will waive the corresponding number of its free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to whoever is accredited in accordance with the applicable rules, at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights will be transferrable under the same conditions as the shares from which they derive and may be traded on the market during the period determined in accordance with article 503 of the Corporate Enterprises Act.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership. After three years, any new shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act, acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to whoever has been originally assigned such rights of free allocation and only in connection with the rights which have been initially allocated to them at such time; accordingly, this option will not be available in respect of any rights of free allocation acquired through a market purchase.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The price at which BBVA will undertake to acquire each right of free allocation will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

BBVA’s commitment to acquire rights of free allocation at the price resulting from the aforementioned formula will remain in force and can be exercised by whoever is entitled to do so during a period to be determined, within the trading period for such rights.

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal applicable limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR), which performs such function along with its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s ordinary shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at the time of issue (currently London and Mexico, and via ADS’s (American Depository Shares) on the securities markets of New York and also on the Lima Stock Exchange, due to the interchange agreement between both markets). These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other applicable regulations.

9.

Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Group Executive Chairman;

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to set the date on which the resolution to increase capital will be carried out, which will be determined by observing the provisions of this resolution, within one (1) year from the date of this resolution, and to determine the new wording applicable to the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Shareholders’ Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act, and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Group Executive Chairman; on the Chief Executive Officer; on any other Company director; and empower any proxy of the Company, to establish the conditions of the capital increase insofar as these are not covered in the foregoing articles and, in particular, on the following list which does not constitute a limitation or restriction of any kind:

(i)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000) and the number of rights of free allocation necessary to receive one new share, all in accordance with the provisions established in previous articles.

(ii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iii)	To establish the period for trading the rights of free allocation in accordance with article 503 of the Corporate Enterprises Act.

(iv)	To determine the period in which BBVA’s commitment to acquire rights of free allocation will remain in force and would be exercised by the shareholders in the terms indicated above, which shall take place within the period determined for trading the rights of free allocation.

(v)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring,

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

when applicable, that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares and the rights of free allocation with the CNMV (securities exchange authority) or with any other competent Spanish or international authority or organisation, assuming responsibility for the content and to draw up, sign and present any additional information, supplements or complementary documentation as needed or required, being also authorised to request their verification and registration.

(viii)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority),with the Bank of Spain, with the European Central Bank, with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, and with any other organisation, entity or register, whether public or private, Spanish or international, to obtain (if necessary or advisable) the authorisation, verification and execution of the issue, as well as the listing of the new shares.

(ix)	To draw up and publish any announcements that may be necessary or advisable.

(x)	To draw up, sign, execute and, if necessary, certify any type of document related to the capital increase, including without limit any public and private documents required.

(xi)	To draw up, sign and present the documentation needed or required, as well as to complete the acts or formalities needed or convenient so that the new shares associated with the capital increase can be entered in the registers of IBERCLEAR and its participating entities and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xii)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or foreign, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FOUR FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2016.

1. To extend for an additional five-year period from the date of holding of this Annual General Meeting the term established for the remuneration system for non-executive directors of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter “BBVA”), based on the deferred distribution of BBVA shares, which was approved through a resolution of the Annual General Meeting held on March 18, 2006 under item Eight of its agenda, and extended by an additional five years through a resolution of the Annual General Meeting held on March 11, 2011 under item Eight of its agenda (hereinafter the “System of Remuneration with deferred delivery of shares” or the “System”), and increase the maximum number of shares to be distributed as set out in those resolutions, maintaining in all the other terms and conditions established in said resolution. All in accordance with article 33 bis of the BBVA Bylaws and the Policy on the remuneration of BBVA directors, as follows:

(a)	Description: The remuneration system with deferred distribution of shares consists in the annual allocation to non-executive Bank directors, as part of their remuneration, of a number of “theoretical shares” of BBVA, which are to be effectively handed over, as the case may be, on the date on which they cease to be directors for any reason other than a serious breach of their duties.

For these purposes, a number of “theoretical shares” will be allotted to non-executive directors who are determined to be eligible as System beneficiaries by the Bank’s Board of Directors, for a value equivalent to 20% of the total remuneration received in the previous year according to the average closing prices of BBVA shares during the sixty (60) trading sessions prior to the dates of the respective Ordinary General Meetings of Shareholders approving the financial statements corresponding to the years covered by the System.

(b)	Beneficiaries: The remuneration System with deferred distribution of shares is designed for non-executive directors of BBVA serving in such a capacity at any given time and who are appointed as beneficiaries by the Board of Directors.

(c)	Duration: The duration of the System established initially in the resolution of the Annual General Meeting held on March 18, 2006 as five years and extended through a resolution of the Annual General Meeting held on March 11, 2011 for an additional five years, is extended for an additional five-year period from the date of holding of this Annual General Meeting, notwithstanding the partial settlements made under the terms and conditions set out in the preceding section a), and the fact that the remuneration System with deferred distribution of shares may be extended again through a resolution of the Annual General Meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(d)	Number of shares: The number of shares established for the System by a resolution of the Annual General Meetings held on March 18, 2006 and March 11, 2011 (1,000,000 shares) is increased by an additional 600,000 ordinary BBVA shares, representing 0.01% of the share capital on the date of this resolution. Therefore, the total number of shares allotted to the System since its implementation in 2006 will be 1,600,000, representing 0.03% of the Bank’s share capital on the date of this resolution.

(e)	Coverage: The Company may use shares comprising its treasury stock to cover the System, or may use another suitable financial system that the Company may determine.

2.- To empower the Company’s Board of Directors such that, pursuant to with article 249 of the Corporate Enterprises Act, it may replace the powers that have been delegated to it by the Annual General Meeting in relation to the previous resolutions in favor of the Executive Committee, with express powers to replace the Executive Chairman of the Board of Directors, the CEO or any other director or proxy of the Company and to develop, formalize and dispose for the execution and settlement of the Remuneration System with deferred delivery of shares, adopting any resolutions that may be necessary for this, and in particular, but in no way limited to the following:

(a)	Appointing the beneficiaries of the remuneration System with deferred distribution of shares at any given time and determining the number of “theoretical shares” allotted to each one under the terms of this resolution.

(b)	Developing and setting the specific conditions of the System in those aspects not provided for in this resolution.

(c)	Authorizing to execute counterparty and liquidity contracts with the financial institutions it freely designates, under the terms and conditions it deems suitable.

(d)	Adapting the System’s content to the corporate circumstances or transactions that may arise during its validity should an event occur that in its opinion significantly affects the goals and basic conditions established initially.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2016.

To re-elect Deloitte, S.L., with registered address in Madrid, at Plaza Pablo Ruiz Picasso, nº 1 - Torre Picasso and company tax code B-79104469, filed under number S-0692 in the Spanish Official Registry of Account Auditors, and registered in the Madrid Business Registry under volume 13650, folio 188, section 8, sheet M-54414, as auditors for the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and the Banco Bilbao Vizcaya Argentaria Group for 2016.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2016.

To confer authority on the Board of Directors, with express powers to pass on this authority to the Executive Committee or to the director(s) it deems pertinent as well as to any other person whom the Board expressly empowers for the purpose, with the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the announcements required by law; and to engage in such arrangements as may be necessary to obtain the due authorizations or filings from the Bank of Spain, the European Central Bank, the Ministries of the Economy & Competitiveness and of Finance & Public Administrations, the CNMV (Spain´s National Securities Market Commission), the entity tasked with the recording of book entries, the Business Registry, or any public or private body, whether Spanish or non-Spanish.

Moreover, to confer authority on the Executive Chairman, Mr. Francisco González Rodríguez; the CEO, Mr. Carlos Torres Vila; and the Company Secretary and Secretary of the Board, Mr. Domingo Armengol Calvo, so that any of them may severally engage in such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Business Registry and with any other Registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarized documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalize any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a further General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Companies Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SEVEN FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 11TH MARCH 2016.

To approve, on a consultative basis, the Annual Report on the Remuneration of Banco Bilbao Vizcaya Argentaria, S.A. Directors, which has been made available to shareholders together with the rest of the documents relating to this General Meeting as of the date on which the Meeting was called.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. FRANCISCO GONZÁLEZ RODRÍGUEZ

Group Executive Chairman

Born in 1944 in Chantada (Lugo), Spain.

Graduated in Economic and Business Sciences from Universidad Complutense in Madrid.

Professional Background:

Francisco González has been Executive Chairman of BBVA since 2000.

Francisco González is a Member of the Board of Directors of the Institute of International Finance (IIF). He is a Member of the European Financial Services Round Table (EFR), the Institut International D’Études Bancaires (IIEB), the International Advisory Panel of the Monetary Authority of Singapore (MAS), and the International Business Council (IBC) of the World Economic Forum (WEF), among other international fora. He is also Vice-Chairman of the Board of Trustees and a member of the Global Advisory Council of The Conference Board (TCB). He represents BBVA in the International Monetary Conference (IMC).

He is Chairman of the BBVA Foundation and he is a Member of the Princess of Asturias Foundation Board of Trustees and a Trustee of the Victims of Terrorism Foundation and of the Teatro Real of Madrid Foundation, where he is also Vice Chairman of its Board of Benefactors.

He represents BBVA in the Business Council for Competitiveness, where he is also a member of its Executive Commission, and in the Board of Trustees of the Pro CNIC Foundation, the Princess of Girona Foundation, the Elcano Royal Institute of International and Strategic Studies Foundation, and the Foundation for Help Against Drug Addiction (FAD). Besides this, he represents the BBVA Foundation in the Board of Trustees of the Spanish National Cancer Research Foundation (CNIO) and the Vall d’Hebron Institute of Oncology (VHIO).

He is also member of the Honorary Board of Trustees of the Financial Study Foundation (FEF), the Board of Trustees of the Pro Royal Spanish Academy Foundation, the Board of Trustees of the Carolina Foundation, the Board of Trustees of the Spanish Seniors for Technical Cooperation Association (SECOT), the Royal Board of Trustees of the Prado National Museum and the Board of Trustees of the Student Residence Foundation.

Prior to the merger between Banco Bilbao Vizcaya and Argentaria, Francisco González was Chairman of Argentaria from 1996 to 1999, where he led the integration, transformation and privatisation of a very diverse group of State-owned banks.

Before joining Argentaria, Francisco González founded the Securities Firm, FG Inversiones Bursátiles, which became the first independent brokerage firm in Spain.

Francisco González is also a registered Spanish Stock Broker (ranking first amongst the candidates examined in 1980) and a Trader for the Madrid Stock Exchange. He was a member of the Executive Committee of the Madrid Stock Exchange and the Executive Committee of Bancoval.

He began his professional career in 1964 as programmer in an IT company. His ambition to transform 21st-century banking with the support of new technology dates back to this time.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. CARLOS TORRES VILA

CEO

Born in Salamanca in 1966

BS in Electrical Engineering and BS in Management Science from the Massachusetts Institute of Technology (MIT)

MS in Management MIT Sloan School of Management

Graduated in Law from UNED

Professional Background:

1990 - 2002	McKinsey & Company (elected Partner in 1997)

2002 - 2007	Corporate Director of Strategy and Member of the Executive Committee at Endesa

2007	Chief Financial Officer at Endesa

2008	Chairman and CEO at Isofotón

2008 - 2014	Member of the Executive Committee at BBVA
Head of Strategy & Corporate Development

2014 - 2015	Member of the Executive Committee at BBVA
Head of Digital Banking

He was appointed CEO of BBVA on 4th May 2015

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. JAMES ANDREW STOTT

Born in Sale, United Kingdom, in 1953.

Married.

British nationality.

Graduate in Economics from the University of Cambridge.

Professional Career:

2011 - 2015	Chairman of the Innovation Board, Business Innovation Consulting Group.

2011 - 2015	Catenon S.A.
Independent director and member of the Audit Committee.

2011 - 2014	Barclays Bank España.
Independent director and Chairman of the Risks and Audit Committee.

1994 - 2010	Partner and General Manager, Oliver Wyman Financial Services.

Head of financial services for Western Europe and member of the Global Management Committee. London (1994-2005);

Head of Corporate Development for Asia-Pacific. Singapore (2005-2007);

Head of business development. Madrid (2007-2009).

Member of the global Advisory Board (2009-2010).

1987 - 1994	Partner at Price Waterhouse UK.
Head of Capital Markets and Financial Risk Management.

1977 - 1987	Lloyds Bank International and Lloyds Merchant Bank.

In 2009 he founded Hermes Partners, S.L., a consultancy and investment company, primarily for entrepreneurs and startups.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. SUNIR KUMAR KAPOOR

Born in India.

Married.

US & European citizen.

BSc Physics, University of Birmingham and MSc Computer Systems, Cranfield Institute of Technology.

Professional Background:

2005 - 2011	UBmatrix Incorporated, President & CEO

2004 - 2005	Cassatt Corporation, EVP and CMO

2002 - 2004	Oracle Corporation
VP Collaboration Suite

1999 - 2001	Tsola Incorporated, Founder & CEO

1996 - 1999	E-Stamp Corporation, President & CEO

1994 - 1996	Oracle Corporation
VP Strategy, Marketing & Planning

1992 - 1994	Microsoft Corporation
Director Worldwide Business Strategy

1990 - 1992	Microsoft Europe
Manager Enterprise Business EMEA

1988 - 1990	Novell, Manager European Systems Group

1986 - 1988	European Space Agency, Systems Design Engineer

1985 - 1986	Honeywell, Software Development & Support Engineer

Currently Mr. Kapoor is an independent advisor to several technology companies: Atlantic Bridge Ventures, Panda Security, Avni Networks, Merrill Corporation, Point Inside, GlobalLogic, Industrial Knowledge, and Agnity Global.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 5 , 2016	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized Representative

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.